QuickLinks

Exhibit 2.2

Acquisition Agreement Between View Systems, Inc. and Xyros Systems, Inc.

    Acquisition Agreement and Plans of Reorganization

    This Acquisition Agreement and Plans of Reorganization (the "Agreement") is made as of February  , 1999, among View Systems, Inc., a Florida corporation whose principal place of business is 925 West Kenyon Avenue, Suite 15, Englewood, Colorado 80110 (hereinafter called "View Systems"), Xyros Systems, Inc., a Maryland corporation whose principal place of business is 11302 Tooks Way, Columbia, Md. 21044-1049 (hereinafter called "Xyros"); and Kenneth C. Weiss,11303 Tooks Way, Columbia, Md. 21044-1049, David C. Bruggeman, 6529 Quiet Hours #103, Columbia, Md. 21045, the Peterson/Delgado Living Trust, dated August 24, 1998, 557 Sanctuary Lane, Crownsville, Md. 21032, Vincent G. DeCampo, 7502 Woodbine Drive, Laurel, Md. 20707 and Thomas G. Weiss, 11303 Tooks Way, Columbia, Md. 21044-1049 (hereinafter collectively called the "Stockholders").

    1.  Plan of reorganization.  The Stockholders are the owners of all of the issued and outstanding stock of Xyros, which consists of 1000 shares of common stock of the par value of $1.00 per share. It is the intention of the parties hereto that all of the issued and outstanding capital stock of Xyros shall be acquired by View Systems in exchange solely for its voting stock.

    2.  Exchange of shares.  View Systems and the Stockholders agree that all of the 100 shares of Xyros shall be exchanged with View Systems for 100 shares of the common stock of View Systems, which stock shall be restricted within the meaning of Rule 144 promulgated by the U.S. Securities and Exchange Commission. The following numbers of View Systems shares will, on the closing date, as hereinafter defined, be delivered to the individual Stockholders in exchange for their Xyros shares as hereinafter set forth:

Stockholder	No. of Shares of Xyros	No. of View Systems Shares To Be Issued

1. Kenneth C. Weiss	47	70,500
2. David C. Bruggeman	26	39,000
3. Peterson/Delgado Living Trust	21.5	32,250
4. Vincent DeCampo	3.5	5,250
5. Thomas G. Weiss	2	3,000

    Such shares shall be issued in certificates of such denominations, amounts, and names as may be requested by the respective Stockholders. The Stockholders represent and warrant that they will hold such shares of common stock of View Systems for investment purposes, and not with a View Systems toward resale and distribution.

    3.  Delivery of shares.  On the closing date, the Stockholders will deliver certificates for the shares of Xyros duly endorsed so as to make View Systems the sole owner thereof, free and clear of all claims and encumbrances; and on such closing date, delivery of the View Systems shares will be made to the Stockholders as above set forth. Delivery will be made at 9693 Gerwig Lane, Suite Q, Columbia, Md. 21046. Time is of the essence.

    4.  Guaranty of Liabilities.  On the closing date, View Systems shall deliver an unconditional and irrevocable guaranty to satisfy the debt obligations of Xyros to David C. Bruggeman, Joseph H. Peterson and Kenneth C. Weiss, which liabilities are stated on the Xyros balance sheet attached as Exhibit A. Within seven (7) days of closing date, View Systems shall advance, if necessary, sufficient monies to Xyros to enable it to satisfy $30,000 of the obligation owed by Xyros to David C. Bruggeman, or else the interest rate accruing on the unpaid principal balance of the obligation shall adjust to the rate of 1 1/2% per day thereafter. Beginning with the closing date, and on that day of every month thereafter, View Systems will advance, if necessary, to Xyros sufficient monies to enable it to begin making payments toward the debt obligation owed Kenneth C. Weiss, in the amount of $5,000 per month, until the principal and accrued interest on such obligation shall be satisfied in full. View Systems will endeavor to use its best efforts to obtain funding to satisfy the obligations of Xyros to David C. Bruggeman, Joseph H. Peterson and Kenneth C. Weiss as soon as possible.It is the intent of the parties that the debt obligations to Joseph H. Peterson shall be paid within 90 days of closing.

    4.  Representations of Stockholders.  The Stockholders represent and warrant as follows:

      (a)  they are the sole owners of the shares appearing of record in their names; such shares are free from claims, liens, or other encumbrances; and they have the unqualified right to transfer such shares.

      (b)  The shares constitute validly issued shares of Xyros, fully paid and nonassessable.

      (c)  The financial statements of Xyros, which are dated as of February 28, 1999, and which are attached to this Agreement, are true and complete statements of the financial condition of Xyros as of the date of closing; there are no substantial liabilities, either fixed or contingent, not reflected in such financial statements other than contracts or obligations in the usual course of business; and no such contracts or obligations in the usual course of business are liens or other liabilities which, if disclosed, would alter substantially the financial condition of Xyros as reflected in such financial statements. There are no material adverse changes to the financial condition of Xyros from the date such financial statements were provided to View Systems to the date of closing.

      (d)  Since February 6, there have not been, and prior to the closing date there will not be, any material changes in the financial position of Xyros, except changes arising in the ordinary course of business.

      (e)  Xyros is not involved in any pending litigation or governmental investigation or proceeding not reflected in such financial statements or otherwise disclosed in writing to View Systems and, to the knowledge of Xyros or the Stockholders, no litigation or governmental investigation or proceeding is threatened against Xyros.

      (f)  Xyros is in good standing as a Maryland corporation, current with all tax obligations, including the payment of personal property taxes.

      (g)  The inventory list of Xyros, as of February 25, 1999, which will be delivered to View Systems, is a true and complete list of all inventory of Xyros as of that date, including all work-in-process units and all sub-assemblies on hand, subject only to insubstantial adjustments for inventory purchased and sold from that date to the date of closing.

      (h)  The equipment and furniture list of Xyros, as of February 19, 1999, which is attached to this Agreement, is a true and complete list of all equipment and furniture of Xyros as of that date. There have been no material adjustments to the personal property of Xyros from the date of such list to the date of closing.

      (i)  The list of contractual agreements, including all reseller, distribution and OEM agreements, of Xyros, as of February 19, 1999, which is attached to this Agreement, is a true and complete list of all contractual agreements of Xyros as of that date. There have been no material adjustments to the list from the date of such list to the date of closing.

      (j)  The loan obligation of Xyros to Columbia Bank is not in default and this Agreement shall not cause a default in the any loan agreements between Xyros and Columbia Bank.

    5.  Representations of View Systems.  View Systems represents and warrants as follows:

      (a)  as of the closing date, the View Systems shares to be delivered to the Stockholders will constitute the valid and legally issued shares of View Systems, fully paid and nonassessable, and will be legally equivalent in all respects to the common stock of View Systems issued and outstanding as of the date hereof.

      (b)  The officers of View Systems are duly authorized to execute this agreement pursuant to authorization of its board of directors.

      (c)  View Systems is not involved in any pending litigation or governmental investigation or proceeding not disclosed in writing to the Stockholders.

      (d)  As of the closing date, View Systems will be in good standing as a Florida corporation.

      (e)  The shares of Xyros are being acquired by View Systems as an investment, and there is no present intention on the part of View Systems to dispose of such shares.

    6.  Conditions of closing.  The closing date shall be February 25, 1999, or such other date as the parties hereto may mutually agree upon. All representations and covenants herein made shall survive the closing. At the closing the Stockholders hereby designate, nominate, constitute, and appoint Kenneth C. Weiss, as their agent and attorney in fact to accept delivery of the certificates of View Systems stock to be issued in their respective names, and to give a good and sufficient receipt and acquittance for the same, and in connection therewith to make delivery of their stock in Xyros to View Systems.

    7.  Prohibited acts.  Xyros agrees not to do any of the following things prior to the closing date, and the Stockholders agree that prior to the closing date they will not request or permit Xyros to do any of the following things:

      (a)  Declare or pay any dividends or other distributions on its stock or purchase or redeem any of its stock;

      (b)  Issue any stock or other securities, including any right or option to purchase or otherwise acquire any of its stock, or issue any notes or other evidences of indebtedness not in the usual course of business;

      (c)  Make capital expenditures in excess of an aggregate of $5,000 except with the consent of View Systems.

    8.  Delivery of records.  The Stockholders agree that on or before the closing date they will cause to be delivered to View Systems such corporate records or other documents of Xyros as View Systems may request.

    10.  Indemnification.  The Stockholders agree to indemnify and hold harmless View Systems and its directors, officers and stockholders from and against all claims, suits, liabilities, damages and expenses (including attorney's fees) arising out of any material breach by any of the Stockholders of any representation, warranty or agreement made by the Stockholders herein. View Systems agrees to indemnify and hold harmless Xyros and its directors, officers and stockholders from and against all claims, suits, liabilities, damages and expenses (including attorney's fees) arising out of any material breach by View Systems of any representation, warranty or agreement made by it herein. This indemnification shall expire and be of no further force and effect against all claims, suits, liabilities, damages and expenses that are made after two (2) years following the date of closing, unless such claims could not have been discovered by the exercise of due diligence.

    9.  Notices.  Any notice which any of the parties hereto may desire to serve upon any of the other parties hereto shall be in writing and shall be conclusively deemed to have been received by the party to whom addressed, if mailed,postage prepaid, United States Registered Mail, to the following addresses:

    View Systems, Inc., 925 West Kenyon Avenue, Suite 15, Englewood, Colorado 80110.

    Stockholders: c/o Mr. Kenneth C. Weiss, Xyros Systems, Inc., 11303 Tooks Way, Columbia, Md. 21044-1049.

10.
Successors. This agreement shall be binding upon and inure to the benefit of the heirs, personal representatives, successors, and assigns of the parties.

    Executed in multiple counterparts, each of which shall be deemed a duplicate original, as of the date first above written.

Attest/Witness	VIEW SYSTEMS, INC.
	By:	Gunther Than, President	SEAL
Attest/Witness:	XYROS SYSTEMS, INC.
SECRETARY	By:	Kenneth C. Weiss, President	SEAL
Witness:	Stockholders:
	By:	Kenneth C. Weiss	SEAL
	By:	David C. Bruggeman	SEAL
	By:	Peterson/Delgado Living Trust Trustee:	SEAL
	By:	Vincent DeCampo	SEAL
	By:	Thomas G. Weiss	SEAL

QuickLinks

Exhibit 2.2